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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number 0-15702

                    SIERRA PACIFIC INSTITUTIONAL PROPERTIES V
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             (Exact name of registrant as specified in its charter)

                           5850 San Felipe, Suite 450
                              Houston, Texas 77057
                                 (713) 706-6271
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        140,000 LIMITED PARTNERSHIP UNITS
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            (Title of each class of Securities covered by this Form)

                                      NONE
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    (Titles of all other classes of securities for which this a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       |X|           Rule 12h-3(b)(1)(i)        |X|
     Rule 12g-4(a)(1)(ii)      |_|           Rule 12h-3(b)(1)(ii)       |_|
     Rule 12g-4(a)(2)(i)       |_|           Rule 12h-3(b)(2)(i)        |_|
     Rule 12g-4(a)(2)(ii)      |_|           Rule 12h-3(b)(2)(ii)       |_|
                                             Rule 15d-6                 |_|

     Approximate number of holders of record as of the certification or notice date: NONE
     ------------------

     This Form 15 is being filed because, as a result of the merger of the registrant into a subsidiary of American Spectrum Realty, Inc. pursuant to the consolidation transaction described in the Prospectus/Consent Solicitation Statement dated August 8, 2001, the registrant has ceased to exist, and all of the registrant's former limited partners are being issued shares of Common Stock in American Spectrum Realty, Inc. and the registrant no longer has security holders.

     Pursuant to the requirements of the Securities Exchange Act of 1934 Sierra Pacific Institutional Properties V has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2001   By: /s/ S-P Properties, Inc., its general partner
     -----------------

                          By:/s/ Thomas N. Thurber
                             ---------------------------------------------------

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.